SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULES 13d-1(b) (c), and (d) and AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)
                               (Amendment No. 2)1

                              PLX Technology, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   693417 10 7
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                                 (CUSIP Number)

                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)



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     1    The  remainder  of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 693417 10 7                                   Page  2  of  6   Pages
          -----------                                         -      -
---------------------                                   ------------------------
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1                              NAME OF REPORTING PERSON
                               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
                               PERSON (ENTITIES ONLY)

                               Neil Gagnon
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2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) [ ]
                                                     (b) [X]
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3                              SEC USE ONLY

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4                              CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States of America
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                       5       SOLE VOTING POWER

                               622,047
      NUMBER OF        ---------------------------------------------------------
       SHARES          6       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 368,809
        EACH           ---------------------------------------------------------
      REPORTING        7       SOLE DISPOSITIVE POWER
       PERSON
        WITH                   606,812
                       ---------------------------------------------------------
                       8       SHARED DISPOSITIVE POWER

                               1,233,988
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9                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                       REPORTING PERSON

                       1,840,800
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10                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                       EXCLUDES CERTAIN SHARES* [   ]
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11                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       7.7%
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12                     TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1(a)    Name of Issuer:

          PLX Technology, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

          870 Maude Avenue
          Sunnyvale, CA 94085

Item 2(a)    Name of Person Filing:

          Neil Gagnon

Item 2(b)    Address of Principal Business Office or, if none, Residence:

          1370 Avenue of the Americas
          Suite 2002
          New York, NY 10019

Item 2(c)    Citizenship:

          United States of America

Item 2(d)    Title of Class of Securities:

          Common Shares, par value $.001 per share

Item 2(e)    CUSIP Number:

          693417 10 7

Item 3 If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          Not Applicable

Item 4       Ownership.

Item 4(a)    Amount Beneficially Owned:

          As of December 31, 2003, Neil Gagnon beneficially owned 1,840,800 shares of Common Stock of PLX Technology, Inc., which amount includes (i) 431,330 shares beneficially owned by Mr. Gagnon over which he has sole voting and sole dispositive power; (ii) 14,585 shares beneficially owned by Mr. Gagnon over which he has sole voting and shared dispositive power; (iii) 208,012 shares beneficially owned by Lois Gagnon, Mr. Gagnon's wife, over which he has shared voting and shared dispositive power; (iv) 2,750 shares held by Mr. Gagnon and Mrs. Gagnon as Joint Tenants

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with  Rights  of  Survivorship,  over  which he has  shared  voting  and  shared dispositive power; (v) 82,970 shares held by the Lois E. and Neil E. Gagnon Foundation (the "Foundation") (of which Mr. Gagnon is a trustee) over which he has shared voting and shared dispositive power; (vi) 75,077 shares held by the Gagnon Family Limited Partnership (the "Partnership") (of which Mr. Gagnon is a partner) over which Mr. Gagnon has shared voting and shared dispositive power;
(vii) 60,273 shares held by the Gagnon Grandchildren Trust (the "Trust") over which Mr. Gagnon has shared dispositive but no voting power; (viii) 172,932 shares held by a hedge fund (of which Mr. Gagnon is the principal) over which Mr. Gagnon has sole dispositive and sole voting power; (ix) 2,550 shares held by the Gagnon Securities LLC P/S Plan (the "Plan") (of which Mr. Gagnon is a trustee) over which he has sole voting and sole dispositive power; (x) 650 shares held by the Plan over which Mr. Gagnon has sole voting and shared dispositive power; and (xi) 789,671 shares held for certain customers of Gagnon Securities LLC (of which Mr. Gagnon is the Managing Member and the principal owner) over which shares Mr. Gagnon has shared dispositive but no voting power.

Item 4(b)    Percent of Class:

          7.7% beneficially owned by Mr. Gagnon. Calculation of percentage of beneficial ownership is based on 23,818,640 shares of Issuer's Common Stock outstanding on October 30, 2003 as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended September 30, 2003.

Item 4(c)    Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 622,047

          (ii)  shared power to vote or to direct the vote: 368,809

          (iii) sole power to dispose or to direct the disposition of: 606,812

          (iv) shared  power  to  dispose  or  to  direct  the  disposition  of:
               1,233,988

Items 5-9.   Not applicable.

          Filing of this statement by the Reporting Person shall not be deemed an admission that he beneficially owns the securities reported herein as held in customer accounts at Gagnon Securities LLC or by the Foundation, the Partnership, the Trust or the Plan. Mr. Gagnon expressly disclaims beneficial ownership of all securities held in such customer accounts or by the Foundation, the Partnership or the Trust. No single client's interest as reported in the customer accounts at Gagnon Securities LLC exceeds 5% of the outstanding Common Stock.

Item 10      Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in


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connection  with or as a participant in any  transaction  having that purpose or effect.

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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 12, 2004
                                                -----------------
                                                Date

                                                /s/ Neil Gagnon
                                                -----------------
                                                Neil Gagnon